Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

January 4, 2010

Dear Xerox Shareholder:

We recently mailed to you a joint proxy statement/prospectus of Xerox and Affiliated Computer Services, Inc. (“ACS”) requesting your support of Xerox’s planned acquisition of ACS at a special meeting of Xerox shareholders scheduled for February 5, 2010.

Your Board unanimously recommends that you support the acquisition by voting “FOR” the proposals on the enclosed proxy card.

ACS is a $6.5 billion company and the world’s largest diversified business process outsourcing firm, with revenue growth of 6 percent and new business signings of $1 billion in annual recurring revenue during its fiscal 2009. Through the acquisition of ACS, Xerox gains a growth catalyst that secures a strong, competitive future for our company, and that will deliver increased and sustainable value for our shareholders and customers.

There are many financial and strategic advantages to Xerox acquiring ACS:

•	It provides Xerox with immediate scale and leadership in business process outsourcing, a market that is sized at approximately $150 billion and growing at a rate of 5 percent per year.

•	It increases our already strong free cash flow[1], which is expected to exceed $2 billion a year or more than 8 percent of annual revenue following the close of the acquisition.

•

It strengthens our annuity-based business model. Through multi-year service contracts for business process outsourcing and document management, Xerox’s recurring revenue will represent 80 percent of total revenue.

•	It leverages the power of our brand, technology and our global reach, creating significant opportunities for Xerox to expand ACS’ business in markets outside of the U.S.

•

It significantly enhances our revenue growth. Through cost and revenue synergies, we expect to increase our operating margin by 1 percent a year through 2012, which will expand earnings by 15 to 20 percent.

This transformative transaction will allow Xerox to capitalize on rapidly emerging demands in the marketplace. Our customers are increasingly seeking service providers that offer a full range of solutions – from the management of print services to the management of work processes. It is very clear that in a mature hardware technology market, the greatest growth opportunity is in services.

For Xerox, the logical and natural next step to expand our services offerings is in business process outsourcing (“BPO”). As a leader in BPO, ACS provides us with that opportunity and at the same time serves as a strong complement to our existing businesses. By acquiring ACS, we will be able to extend our participation in vertical markets – such as health care, legal, transportation, and financial services – and become the largest diversified player in the BPO marketplace.

In summary, we believe the acquisition of ACS is the single best way to solidify our leadership role in our industry, and the best and fastest way to increase the value of your investment in Xerox.

Xerox’s Board of Directors unanimously recommends that Xerox shareholders vote “FOR” each of the proposals today by telephone, over the internet, or by executing and returning the enclosed proxy card or voting instruction card in the post-paid envelope provided.

We appreciate your support, and we are confident that Xerox’s acquisition of ACS will create sustainable value for our shareholders. Thank you in advance for voting “FOR” the proposals today.

Sincerely,

Ursula M. Burns

Chief Executive Officer

Xerox Corporation

REMEMBER:

You can vote your shares by telephone, or via the Internet.

Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED

TOLL-FREE, at 1-877-456-3442.

This letter contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to the unprecedented volatility in the global economy; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; the risk that we will not realize all of the anticipated benefits from the acquisition of Affiliated Computer Services, Inc.; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2008 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 and ACS’s 2009 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

The proposed merger transaction involving Xerox and ACS will be submitted to the respective stockholders of Xerox and ACS for their consideration. In connection with the proposed merger, Xerox filed with the SEC, and the SEC declared effective on December 23, a registration statement on Form S-4 that included a joint proxy statement of Xerox and ACS that also constitutes a prospectus of Xerox and each of the companies may be filing with the SEC other documents regarding the proposed transaction. Xerox has mailed the joint proxy statement/prospectus to its stockholders. Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction before making any voting or investment decision because it contains important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Xerox’s website, http://www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, http://www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

Xerox, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Xerox and ACS in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Xerox and ACS in connection with the proposed merger are set forth in the joint proxy statement/prospectus filed with the SEC. You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009. You can find information about ACS’s executive officers and directors in its annual report on Form 10-K filed with the SEC on August 27, 2009. You can obtain free copies of these documents from Xerox and ACS websites using the contact information above.

[1]	Free cash flow equals cash flow from operations less capital expenditures including internal use software